UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 20 January 2014
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X        Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes             No X

Issued by Harmony Gold
Mining Company Limited
20 January 2014
For more details contact:
Marian van der Walt
Executive: Corporate and
Investor Relations
+27 (0) 82 888 1242 (mobile)
Henrika Ninham
Investor Relations Manager
+27 (0) 82 759 1775 (mobile)
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za
JSE:         HAR
NYSE:      HMY
ISIN No.: ZAE000015228
Registration number:
1950/038232/06
Harmony’s Kusasalethu and Masimong mines receive strike notice from AMCU
Johannesburg: Monday, 20 January 2014: Harmony Gold Mining Company Limited
(“Harmony” and/or “the Company”) confirms that it has received a notice from the Association of Mineworkers and Construction Union (AMCU) that the union will embark on a strike as from
23 January 2014 at its Kusasalethu and Masimong mines.
The strike has been called in respect of the 2013 wage negotiations and involves a number of other South African gold producers covered by the industry’s collective bargaining structure.
Wage negotiations were concluded on 10 September 2013 when a two-year wage agreement was reached with three of the four unions (NUM, UASA and Solidarity), representing 72% of employees at the time. While AMCU (representing 17% of employees at that time), participated in the central level negotiations, it refused to accept the agreement.
The September 2013 agreement was made applicable to all employees who form part of the bargaining unit, irrespective of trade union affiliation. These wage increases were backdated to 1 July 2013. AMCU members have therefore benefited from the outcome of the wage negotiations as well as additional bonus structures that were introduced by Harmony since then.
In terms of the ‘peace clause’ contained in the agreement, there can be no strike action about terms and conditions of employment during the existence of the agreement; the issue of conditions of employment has been settled for the duration of the agreement; and no demands may be made during the course of the agreement. Accordingly, any strike action about terms and conditions of employment during the existence of the agreement will be in contravention of the ‘peace clause’ and thus unprotected.
Any strike action by AMCU against the gold producers covered in the wage agreement will be opposed and a court interdict will be sought to prevent AMCU from embarking upon strike action. The Chamber of Mines will request that the court rule that the union should be held responsible for any and all damages suffered as a result of strike action.
“We believe that we have reached an agreement that is fair to all and this belief is supported by the fact that all individual employees accepted the increases implemented without rejection. We have made good progress in turning around our operations since the events of
2012 and early 2013, and in ensuring that all employees share in the benefits. We appeal to all AMCU members to continue producing safe, profitable ounces,” said Graham Briggs, chief executive officer of Harmony.
ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: January 20, 2014
Harmony Gold Mining Company Limited
By:    /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director